

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Steven Cobourn
Chief Financial Officer
NextCure, Inc.
9000 Virginia Manor Road, Suite 200
Beltsville, MD 20705

>   **Re: NextCure, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed March 4, 2021**
>   **File No. 001-38905**

Dear Mr. Cobourn:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences